TV AZTECA

                                 PRESS RELEASE

FOR IMMEDIATE DISTRIBUTION
--------------------------

     MEXICO  CITY,  MAY 7,  2004--TV  Azteca,  S.A.  de C.V.  (NYSE:  TZA;  BMV:
TVAZTCA), one of the two largest producers of Spanish language television programming in the world, announced today that two of its Board Members, Gene F. Jankowsky and James Jones have advised the company's Board of Directors of their resignation as members thereof.

     TV Azteca will submit to a General Ordinary Shareholders' Meeting Mr. Jankowsky's and Mr. Jones' resignations.

COMPANY PROFILE
---------------

     TV Azteca is one of the two largest producers of Spanish language television programming in the world, operating two national television networks in Mexico, Azteca 13 and Azteca 7, through more than 300 owned and operated stations across the country. TV Azteca affiliates include Azteca America Network, a new broadcast television network focused on the rapidly growing US Hispanic market, and Todito.com, an Internet portal for North American Spanish speakers.

     Except for historical information, the matters discussed in this press release are forwardlooking statements and are subject to certain risks and uncertainties that could cause actual results to differ materially from those projected. Risks that may affect TV Azteca are identified in its Form 20-F and other filings with the US Securities and Exchange Commission.

                              INVESTOR RELATIONS:

                Bruno Rangel                         Omar Avila
               5255 3099 9167                       5255 3099 0041
          jrangelk@tvazteca.com.mx               oavila@tvazteca.com.mx


                                MEDIA RELATIONS:

             Tristan Canales                       Daniel McCosh
             5255 3099 5786                       5255 3099 0059
         tcanales@tvazteca.com.mx             dmccosh@tvazteca.com.mx